July 25, 2017

Re:	Bridgewell Preferred Income Fund, LP
Offering Statement on Form 1-A Filed March 22, 2017 File No. 024-10687

Dear Ms. Ayoola,

Please see the following responses to your comments in your letter dated June 28, 2017.

Part II – Offering Circular

1. We note your response to our prior comment 2. Please revise your disclosure to provide the information required by Industry Guide 5, including a fee table and prior performance disclosure. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.

We have added the Prior Performance disclosure requested:

PRIOR PERFORMANCE

The General Partner and its affiliates have participated in four similar programs in the past three years.

	Income Fund	Preferred Income Fund	Warehouse Fund	Mortgage Fund
Dollar Amount Offered	$5,000,000	$5,000,000	$5,000,000	$20,000,000
Dollar Amount Raised	$269,910	$2,587,073	$2,511,943	$7,257,923
*Less Offering Expenses	$8,075	$0	$0	$0
Reserves	$0	$0	$0	$0
Percent available for investment	100.0%	100.0%	100.0%	100.0%
**Acquisition Costs	$0	$0	$0	$0
Percent Leverage:
- December 31, 2014	0.0%	0.0%	0.0%	0.0%
- December 31, 2015	0.0%	0.0%	0.0%	0.0%
- December 31, 2016	0.0%	7.5%	0.0%	7%
- April 30, 2017	0.0%	0.0%	29.2%	0.0%

Date Offering Began	4/29/2011	2/13/2014	7/1/2014	11/6/2015
Length of Offering	1 year	1 year	1 year	2 years
Months to Invest 90% of amount available	2 Months	2 Months	4 Months	3 Months

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

Ms. Ayoola Folake

Securities Exchange Commission

July 25, 2017

BridgeWell Income Fund I LLC

Overview:

The Fund opened for investment capital on 04/29/2011. This fund closed on 12/30/2015; with all investors receiving full principal and preferred earnings return as presented in the Private Placement Memorandum. Preferred earnings return for the investors equaled 10% APR over the life of the fund. The business plan of the fund was to buy, hold, and sell commercial bridge loans secured by mortgages on real estate property. The average loan to value (LTV) on the fund’s investment portfolio over the complete inventory of notes held was below 75% LTV. The average loan amount was $88,932. The average loan term of the notes purchased was less than 3 years. All of the notes purchased by the fund were originated and serviced by BridgeWell Capital LLC, licensed lender.

Adverse Comments:

The Fund’s lifetime loan losses were less than 1% of the face value of the notes purchased by the fund. These nominal losses were incurred as a result of uncollected interest from non-performing notes and recovery and liquidation costs of repossessed real estate. While the fund performed sufficiently to return full investment capital and preferred earnings to all investors, it would have benefited from an institutional warehouse credit line to better enable all of the fund’s investment capital to be fully deployed into mortgage notes at all times.

Footnote Comments on Financial Data:

BridgeWell Income Fund I LLC:

Line 5: Less Offering expenses

The offering expenses were paid to the G.A. Repple Company, a Broker Dealer as investor placement fees.

Line 6: Reserves

The fund did not hold a reserve account.

BridgeWell Preferred Income Fund 1 LLC

Overview:

The Fund opened for investment capital on 02/13/2015 and has a maximum life of 5 years plus a wind down period of up to 2 years. The business plan of the fund is to buy, hold, and sell commercial bridge loans secured by mortgages on real estate property. The average loan to value (LTV) on the fund’s investment portfolio over the complete inventory of notes held by the fund was below 75%. The average loan amount was $123,769. The average loan term of the notes purchased is less than 3 years. All of the notes purchased by the fund were originated and serviced by BridgeWell Capital, licensed lender.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

Ms. Ayoola Folake

Securities Exchange Commission

July 25, 2017

Adverse Comments:

The Fund’s lifetime loan losses were less than 1% of the funds investment capital. These nominal losses were incurred as a result of uncollected interest from non-performing notes and recovery and liquidation costs of repossessed real estate.

Footnote Comments on Financial Data:

BridgeWell Preferred Income Fund 1 LLC:

Line 5: Less Offering expenses

There is no offering expenses incurred by the fund.

Line 6: Reserves

The fund does not hold a reserve account.

BridgeWell Warehouse Fund LLC

Overview:

This fund is designed to function as a short-term warehouse and clearinghouse for Lender loan originations in addition to holding REO properties, and other investment property holdings. The fund’s warehoused loans are expected to have an average owned asset life of less than 90 days. The fund opened for investment capital on 07/01/2014 and has a maximum life of 5 years plus a wind down period of up to 2 years. The average loan to value (LTV) on the fund’s investment portfolio over the complete inventory of notes held by the fund was below 75%. The average loan amount was $128,275. The average loan term of the notes purchased was less than 3 years. All of the notes purchased by the fund were originated and serviced by BridgeWell Capital, licensed lender.

Adverse Comments:

The fund has incurred nominal losses as a result of uncollected interest from non-performing notes and recovery and liquidation costs of repossessed real estate.

The fund was designed to operate in conjunction with an institutional warehouse credit line. This credit facility would help to ensure all of the fund’s investment capital remained fully deployed into mortgage notes. This has not occurred to date, however an institutional warehouse line is expected to be operational by 8/30/17, which will improve the efficiency and profitability of the fund.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

Ms. Ayoola Folake

Securities Exchange Commission

July 25, 2017

Footnote Comments on Financial Data:

BridgeWell Warehouse Fund LLC:

Line 5: Less Offering expenses

No offering expenses were incurred by the fund .

Line 6: Reserves

The fund does not hold a reserve account.

BridgeWell Mortgage Fund LLC

Overview:

The Fund opened for investment capital on 11/06/2015 with an initial amount of $10 million offered over a one year period. The amount offered was raised to $20million and the subscription period extended by one year at the end of the original offering period. The fund has a maximum life of 5 years plus a wind down period of up to 2 years. The business plan of the fund is to buy, hold, and sell commercial bridge loans secured by mortgages on real estate property. The average loan to value (LTV) on the fund’s investment portfolio over the complete inventory of notes held by the fund was below 75%. The average loan amount was $143,016. The average loan term of the notes purchased was less than 3 years. All of the notes purchased by the fund were originated and serviced by BridgeWell Capital, licensed lender.

Adverse Comments:

The Fund’s lifetime loan losses were less than 1% of the funds investment capital. These nominal losses were incurred as a result of uncollected interest from non-performing notes and recovery and liquidation costs of repossessed real estate.

Footnote Comments on Financial Data:

BridgeWell Mortgage Fund LLC:

Line 5: Less Offering expenses

No offering expenses were incurred by the fund.

Line 6: Reserves

The fund does not hold a reserve account.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

Ms. Ayoola Folake

Securities Exchange Commission

July 25, 2017

Description of Business, page 50

2. Please revise your disclosure to discuss the material terms of your servicing agreement with the Lender.

We have provided the following information under Description of Business:

Servicing Agreement

We intend on entering into a Note Servicing Agreement with a related entity, Bridgewell Capital, LLC (“Servicer”) for the purposes of servicing the notes we own. Bridgewell Capital, LLC is a licensed mortgage lender and therefore, is better able to service our loans and notes on our behalf.

In exchange for compensation of an annual fee of 3% of the loan amounts of the performing loans being service, the Servicer shall provide the following services:

1. Verify that proper insurance remains on the underlying property of the note which is being serviced so long as the Company is a holder of the note. If no insurance exists, Servicer will find and procure and appropriate policy.

2. Servicer will monitor and the Company of the condition of the underlying property as well as adverse circumstances (such as death, bankruptcy, transfer, or failure to perform by the borrower)

3. Servicer will not accept any prepayment of mortgage principal except as required by law, or as authorized by law and permitted by the terms of the mortgage note(s) agreement

4. The Company may sell a part of a note and the terms of the servicing agreement will remain in full force and effect.

5. Servicer shall keep a complete, accurate, and separate account of and properly apply all sums collected by it from the Mortgagor on account of each such mortgage.

6. Servicer will make deposit all monies collected on the behalf of the Company and due to them into a segregated bank account at a nationally recognized bank by the 8th of the month.

7. In the event any borrower fails to make a payment as required by the term of his/her mortgage note(s), Servicer will notify the Company of such fact within thirty (30) days after the same shall have become due and payable.

8. In the event a mortgage goes into default, the Servicer will make diligent efforts to collect payment. The Servicer is authorized to and shall communicate with the borrower, find resolution, and repossess collateral.

The Note Servicing Agreement shall remain in effect until all mortgages under the agreement are liquidated. The Servicer may terminate the agreement with ninety (90) days’ written notice. The Note Servicing Agreement may be terminated by the Company with sixty (60) days’ notice so long as the Servicer receives a sum equal to five percent (5%) of the aggregate principal unpaid balance of all mortgages.

Lending Program – Overview, page 54

3. We note your disclosure on pages 42 and 55 that you may lend up to 20% of your assets to a borrower relationship if you are successful in raising 100% of the offering amount. We also note your revisions in response to our prior comment 5 that you will acquire and not originate mortgage loans. We finally note your disclosure on page 65 that you are not a licensed lender. Please revise to reconcile your disclosure. Additionally, please explain what you mean by a “borrower relationship” and describe the circumstances under which you may make such a loan.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

Ms. Ayoola Folake

Securities Exchange Commission

July 25, 2017

We have deleted this line in the places in which it appears. A better description of our policy is as follows:

It is the intent of the General Partner that no single loan purchase will exceed 15% of the assets of the Partnership and total loan exposure to a single borrower will not exceed 20% once the fund has sold Membership Interests of over $5,000,000. As the Partnership grows these limits will be revised downward to a targeted range of 10% and 15%, respectively once the fund reaches Limited Partnership Interests of over $25,000,000 sold. The target diversity level is to have the average loan represent under 3.5% of the total assets of the Partnership once the fund reaches Limited Partnership Interests of over $25,000,000 sold.

Conflicts of Interest, page 50

4. We note your response to our prior comment 14 and reissue in part. Please tell us whether Bridgewell Capital has competing funds. If so, please revise your disclosure, where applicable, to discuss how investment opportunities will be allocated.

We have provided the following information:

It is the intent of BridgeWell Capital (“Lender”) to provide new loan note purchase opportunities (“Investment Opportunities”) for only one, non-competing fund, the new Regulation A+ Fund, BridgeWell Preferred Income Fund LP (“Company”). Lender is currently providing Investment Opportunities for two investment funds that could potentially be competitive, BridgeWell Preferred Income Fund 1 LLC and BridgeWell Mortgage Fund LLC (“Competitive Funds”). However these Competitive Funds, at the sole discretion of the Manager under the LLC Operating agreements, are scheduled to be closed simultaneously with the opening and funding of the Company. The schedule is for the Competitive Funds to be closed within six to 12 months from the opening of the Company. Therefore, as the Company raises capital to be in position to acquire Investment Opportunities, if Competitive Funds also have capital available for Investment Opportunities, then it is planned for that excess capital to be returned to the investors.

During the Competitive Funds’ wind-down period, it is not anticipated that those funds would be in competition with the Company for Investment Opportunities. The plan is for any available investment funds in the Competitive Funds to be returned to the investors, instead of reinvesting. However, during the wind-down period, there could be a limited possibility of competition between the funds from time to time. Therefore, during this transition period, the distribution of Investment Opportunities will be allocated according to the Investment Opportunities Distribution Policy (IOD Policy) stated below. This IOD Policy was designed to remove any partiality between the funds for allocation of Investment Opportunities.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

Ms. Ayoola Folake

Securities Exchange Commission

July 25, 2017

Investment Opportunities Distribution Policy (IOD Policy):

In the event there is competition for Investment Opportunities between the Company and other Lender affiliated entities such as the Competitive Funds, collectively referred to as (The Funds), then the Investment Opportunities will be allocated among the funds according to the following IOD Policy:

Investment Opportunities will be allocated on a simple round robin distribution plan based on loan closing time and calendar date. Any competitive funds actively desiring Investment Opportunities will be lined up in order of oldest opening date to newest. The Funds will have first option for allocation of Investment Opportunities according to this line up order. If a competitive Fund that is first in line declines to acquire an Investment Opportunity, then that opportunity for that round would pass to the next Fund in order. Declining to acquire an Investment Opportunity for one round does not affect the line-up order for the next competitive distribution round.

Example of Allocation of IOD Policy operations:

For example, if there were a total of 3 Funds (Company, and 2 Competitive Funds) in competition for Investment Opportunities, then the initial line-up order for allocation of Investment Opportunities would be determined as follows: Fund 1 = oldest opening date, Fund 2 = middle opening date, Fund 3 = most recent opening date:

Round 1: Loan closed date and time: 8/1/17 at 11 am EST: order of priority = Fund 1, Fund 2, Fund 3

Round 2: Loan closed date and time: 8/3/17 at 10 am EST: order of priority = Fund 2, Fund 3, Fund 1

Round 3: Loan closed date and time: 8/3/17 at 5 pm EST: order of priority = Fund 3, Fund 1, Fund 2

Subsequent Rounds: Repeat rounds 1 through 3 as above.

Note Regarding BridgeWell Warehouse Fund LLC (BWF):

BWF is not, under normal operating conditions, a competing fund to the other Lender affiliated funds. BWF is designed to function as a short-term warehouse and clearinghouse for Lender loan originations in addition to holding REO properties, and other investment property holdings. BWF warehoused loans are planned to have an average owned asset life of less than 90 days. In addition there’s only two members (one accredited investor and the manager). This company likely should not be termed a fund, it could more accurately be described a two member partnership.

While conversely, the other Lender affiliated Funds plan to purchase and hold mortgage notes long-term, with the average owned asset life of over 1 year. These funds have similar function and are capitalized with many investors.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

Ms. Ayoola Folake

Securities Exchange Commission

July 25, 2017

In the unforeseen circumstance that BWF is in competition for Investment Opportunities with other Lender affiliated funds, and then allocation of Investment Opportunities for BWF will be provided according to the IOD Policy defined above.

Certain Relationships and Related Party transactions, page 87

5. We note your response to comment 18. Please revise your disclosure to clarify the term “Cash Flow from Capital Transactions.”

“Cash Flow from Capital Transactions” means Cash Flow from sale or prepayment of Partnership Assets. Since the Company intends to hold most assets until maturity, it is expected that Cash Flow from Capital Transactions will not occur regularly. This Cash Flow will pay down the Capital Account Balances of Limited Partners or reinvested to purchase new Partnership Assets.

Thank you for your attention. Please forward any further comments to my attention.

Sincerely,

/s/ Jillian Ivey Sidoti, Esq.

Securities Counsel

cc: John Parrett, Managing Member of the General Partner

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563